SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 4, 2006	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

NEWS

Release Date: Wednesday, October 4, 2006
Canadian Pacific Railway appoints Executive Vice President, Chief Financial Officer
CALGARY — Fred Green, President and Chief Executive Officer of Canadian Pacific Railway (TSX/NYSE: CP) announced today the appointment of Michael R. Lambert as Executive Vice President and Chief Financial Officer of the Company.
Mr. Lambert joins CPR from Canadian Tire Corporation where he was Executive Vice President and Co-President of their Mark’s Work Wearhouse Division. He has more than 25 years of operational and financial management experience in a variety of industries. As Chief Financial Officer for CPR, Mr. Lambert will be responsible for enterprise-wide finance functions of the Company. Mr. Lambert will join the Company in mid-October.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 13,500-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
end

Contacts:
Media	Investment Community
Ed Greenberg	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-3686	Tel.: (403) 319-3591
e-mail: ed_greenberg@cpr.ca	e-mail: investor@cpr.ca